EXHIBIT 21.1
SUBSIDIARIES OF CALLIDUS SOFTWARE INC.

Callidus Software Pty. Limited	Australia

Callidus Software (Canada) Inc.	Canada

Callidus Software GbmH	Germany

Callidus Software Ltd.	United Kingdom